UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 Schedule 14f-1

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             AMERICAN TELSTAR, INC.
        (Exact name of registrant as specified in its corporate charter)

                         Commission File No.: 000-52387

           Colorado                                      84-1052279
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
 Incorporation or Organization)

  730 W. Randolph Street, Suite 600
          Chicago, IL 60661                                 60661
(Address of Principal Executive Offices)                  (Zip Code)

                                 (312) 454-0015
              (Registrant's telephone number, including area code)

                               444 Park Forest Way
                              Wellington, FL 33414
          (Former name or former address, if changed since last report)

                                  May 27, 2010
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                             AMERICAN TELSTAR, INC.

                                 SCHEDULE 14F-1

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY AND IN ITS ENTIRETY. HOWEVER, YOU ARE NOT REQUIRED TO TAKE ANY ACTION IN CONNECTION WITH THIS INFORMATION STATEMENT. References throughout this information statement to "we", "us", and "our" are to American Telstar, Inc.

                                  INTRODUCTION

This information statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 thereunder in connection with proposed changes in a majority of the membership of the board of directors of American Telstar, Inc. (the "Company"). The date of this information statement is May 27, 2010.

This information statement is being mailed to shareholders of record as of May 27, 2010 and filed with the Securities and Exchange Commission (the "SEC") on May 27, 2010.

On the tenth (10th) day after this Information Statement has been filed and distributed to shareholders, American Telstar, Inc., a Colorado corporation (the "Company"), plans to appoint the individual named herein to its Board of Directors. In connection therewith, Charles Calello and Peter Porath have tendered their resignation as all of the directors of the board of the Company to be replaced by the individual named herein.

Additionally, on May 26, 2010, Charles Calello resigned as President and Chief Executive Officer and Peter Porath resigned as Vice-President, Chief Financial Officer, Secretary and Treasurer, and Lisa Guise was appointed to serve as the Company's Chief Executive Officer, President, Secretary and Treasurer.

No action is required by the shareholders of the Company in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to the Company's shareholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of the Company's directors occurs (otherwise than at a meeting of the Company's shareholders).

THIS  INFORMATION  STATEMENT  IS  REQUIRED  BY SECTION  14(F) OF THE  SECURITIES
EXCHANGE  ACT  OF  1934  AND  RULE  14F-1  THEREUNDER  IN  CONNECTION  WITH  THE
APPOINTMENT OF LISA GUISE TO THE BOARD. NO ACTION IS REQUIRED BY OUR SHAREHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

                                  TRANSACTIONS

On May 26, 2010, Lisa Guise, (the "Purchaser"), entered into a Stock Purchase Agreement (the "Stock Purchase") with Pride Equities, Inc. and Charles Calello (collectively "Seller") pursuant to which the Seller sold an aggregate of 493,750 shares of Common Stock of American Telstar, Inc., a Colorado corporation (the "Company"), representing approximately 75.94% of the total issued and outstanding shares of Common Stock of the Company, for a total purchase price of $175,000.

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Upon the closing of the Stock Purchase, the Purchaser acquired 493,750 shares of
Common Stock, or approximately 75.94% of the issued and outstanding Common Stock and attained voting control of the Company. The form of the Stock Purchase Agreement between the Seller and the Purchaser is attached as Exhibit A hereto.

In connection with the Stock Purchase, Charles Calello resigned as President and Chief Executive Officer and Peter Porath resigned as Vice-President, Chief Financial Officer, Secretary and Treasurer, and Lisa Guise was appointed to serve as the Company's Chief Executive Officer, President, Secretary and Treasurer.

                             DESCRIPTION OF BUSINESS

The Company was incorporated under the laws of the state of Colorado on August 5, 1986. The Company was originally organized to engage in the music video business as well as a movie production business. Since 1991, the Company has not engaged in any operations and has been dormant. The Company may seek to acquire a controlling interest in such entities in contemplation of later completing an acquisition. The Company is not limited to any operation or geographic area in seeking out opportunities.

                   VOTING SECURITIES AND SECURITY OWNERSHIP OF
                    CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

On May 26, 2010, the Purchaser entered into the Stock Purchase with Seller pursuant to which the Seller sold an aggregate of 493,750 shares of Common Stock of the Company, representing approximately 75.94% of the total issued and outstanding shares of Common Stock of the Company, for a total purchase price of $175,000.

Upon the closing of the Stock Purchase, the Purchaser acquired 493,750 shares of Common Stock, or approximately 75.94% of the issued and outstanding Common Stock and attained voting control of the Company.

We are presently authorized to issue 500,000,000 shares of common stock. As of May 26, 2010, there are 650,225 shares of Common Stock issued and outstanding. We are authorized to issue 40,000,000 shares of preferred stock, $0.10 par value. There are no issued or outstanding shares of preferred stock.

The following table sets forth certain information as of May 26, 2010 with respect to the beneficial ownership of the Company's outstanding common stock. Except as otherwise indicated, each of the shareholders listed below has sole voting and investment power over the shares beneficially owned.

                                                               Percentage of
                                      Common Stock             Common Stock
Name of Beneficial Owner           Beneficially Owned      Beneficially Owned(1)
------------------------           ------------------      ---------------------

Lisa Guise                              493,750                     75.94%

Ranji Bedi                               95,000                     14.61%

Officers and Directors
 as a group (1 person)                  493,750                     75.94%

----------
1. Percentage ownership is based on an assumption of 650,225 shares of common stock outstanding as of May 26, 2010. There are no outstanding options, warrants or other securities convertible into our Common Stock.

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                         CHANGE OF CONTROL OF REGISTRANT

Pursuant to the Purchase Transaction and following the filing and distribution to shareholders of this Schedule 14f-1 Messrs. Charles Calello and Peter Porath will resign from the Board and the following individual will become the Company's sole officer and director:

  Name                    Age                              Position
  ----                    ---                              --------

Lisa Guise                41      President, Chief Executive Officer, Secretary,
                                  Treasurer and Director

LISA GUISE

Lisa Guise is a director of the Company. Ms. Guise graduated Syracuse University. Ms. Guise received her Bachelor's of science degree in speech communications in 1991. Over the past few years Ms. Guise has been an independent business consultant. Her experience includes working with management of privately-held companies to maximize productivity as well as general corporate matters. Ms. Guise has experience in various industries including fitness and transportation.

Prior to the Purchase Transaction, our officers and directors were Charles Calello and Peter Porath. On May 26, 2010, Mr. Calello and Mr. Porath resigned from all offices held by them. Additionally, Charles Calello and Peter Porath tendered their resignation as directors to be effective on the tenth day following the filing of this Information Statement with the SEC and the mailing of this Information Statement to our shareholders (the "Effective Date"). In connection with the Purchase Transaction, Mr. Calello and Mr. Porath appointed Ms. Lisa Guise ("Incoming Director") as sole director. The change in directors is expected to occur on the Effective Date. The Incoming Director was nominated by written consent.

The Incoming Director is not currently a director of, nor does he hold any position with us or has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, the Incoming Director has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

             SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who beneficially own more than 10% of a registered class of the Company's equity securities, to file reports of beneficial ownership and changes in beneficial ownership of the Company's securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities). Directors, executive officers and beneficial owners of more than 10% of the Company's common stock are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms that they file.

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                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Presently, none of the Company's current or resigning officers or directors has received or will receive any compensation for services rendered unto the Company. They all agreed to act without compensation until authorized by the
Board of  Directors,  which is not  expected  to occur  until  the  Company  has generated revenues from operations after consummation of a merger or acquisition. The Company currently has no funds available to pay officers or directors. Further, none of the officers or directors are accruing any compensation pursuant to any agreement with the Company.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

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                                    SIGNATURE

     In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    AMERICAN TELSTAR, INC.


                                    By: /s/Lisa Guise
                                       -----------------------------------------
                                    Name:  Lisa Guise
                                    Title: President and Chief Executive Officer

Dated: May 27, 2010


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